Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

AND

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Resignation of Non-executive Director

The board of directors (the “Board”) of XPeng Inc. (the “Company”) announces that Mr. Yingjie Chen has tendered his resignation as a non-executive director of the Company to the Board with effect from November 15, 2023, in order to devote more time to pursue other business commitments.

Mr. Yingjie Chen has confirmed that he has no disagreement with the Board and there are no matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The Board would like to take this opportunity to express its sincere gratitude to Mr. Yingjie Chen for his valuable contribution since joining the Company as a director in 2022, and the Board wishes Mr. Yingjie Chen the best of success in his future endeavors.

Appointment of Non-executive Director

The Board is pleased to announce that Ms. Xiao Hu (“Ms. Hu”) has been appointed as a non-executive director of the Company with effect from November 15, 2023.

Ms. Hu, aged 44, serves as a director and managing director of the strategic investment department of Alibaba Group Holding Limited (a company listed on the Hong Kong Stock Exchange with stock code: 9988 and the New York Stock Exchange with NYSE Ticker: BABA) consecutively since March 2017. Currently, Ms. Hu serves as a director of YTO Express Group Co., Ltd. (a company listed on the Shanghai Stock Exchange with the stock code of 600233) since February 2021, a director of BEST Inc (a company listed on the New York Stock Exchange with stock code: BEST) since February 2022, a director of Yunshang Exhibition Company Limited （雲上會展有限公司）since March 2022, a director of Suning.Com Co., Ltd. (a company listed on the Shenzhen Stock Exchange with stock code: 002024) since April 2023, and a director of Lianhua Supermarket Holdings Co., Ltd. (a company listed on the Hong Kong Stock Exchange with stock code: 980) since June 2023.

Ms. Hu served as a non-executive director of Huatai Securities Co., Ltd. (a company listed on the Hong Kong Stock Exchange with stock code: 6886 and the Shanghai Stock Exchange with stock code: 601688 and the global depository receipts of which have been listed on the London Stock Exchange plc with symbol: HTSC) from October 2018 to September 2023. Ms. Hu served as a non-executive director of Red Star Macalline Group Corporation Ltd. (a company listed on the Hong Kong Stock Exchange with stock code: 1528 and Shanghai

Stock Exchange with stock code: 601828) from March 2022 to August 2023. She served as accountant of KPMG Huazhen LLP from September 2002 to July 2003; research assistant of the stock research department of China International Capital Corporation Limited (a company listed on the Hong Kong Stock Exchange with the stock code of 3908) from July 2003 to July 2006; manager and vice-president of Citigroup Global Markets Asia Limited from July 2008 to July 2012; vice-president and director of Merrill Lynch (Asia Pacific) Limited from July 2012 to March 2017. Ms. Hu holds a master’s degree in business administration from the Hong Kong University of Science and Technology and a bachelor’s degree from Peking University.

Save as disclosed above, Ms. Hu has not held any other directorships in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas. Ms. Hu does not have any relationships with other directors, senior management, substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)), or controlling shareholders (as defined in the Listing Rules) of the Company.

Ms. Hu does not have any interests in nor is she deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Ms. Hu has entered into a letter of appointment with the Company for a term of three years, subject to the retirement and rotation provisions as set out in the memorandum and articles of association of the Company. Pursuant to the letter of appointment, Ms. Hu will not be entitled to any director’s fee from the Company.

Save as disclosed above, there is no other information which is discloseable pursuant to the requirements under Rule 13.51(2) of the Listing Rules, and there are no other matters relating to the appointment of Ms. Hu that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its warmest welcome to Ms. Hu in joining the Board.

By order of the Board
XPeng Inc. Xiaopeng He
Chairman

Hong Kong, Wednesday, November 15, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Ms. Xiao Hu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only

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